UNITED STATES
SECURITIES AND EXCHANGE  COMMISSION
Washington, D.C. 20549

FORM 12b-25

SEC File Number: 001-40084
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR
For Period Ended: September 30, 2021
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

North Mountain Merger Corp.
Full Name of Registrant

Former Name if Applicable

767 Fifth Avenue, 9th Floor
Address of Principal Executive Office (Street and Number)

New York, NY 10153
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)      The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N‑CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

North Mountain Merger Corp. (the “Company”) is unable to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 on a timely basis because of uncertainty around the value of the Class A common stock subject to possible redemption.

In connection with the preparation of the Company’s financial statements as of September 30, 2021, management determined it should restate its previously reported financial statements. The Company previously determined the value of the Class A common stock subject to possible redemption to be equal to the redemption value, reduced due to provisions in its certificate of incorporation that the Company will not redeem the Class A common stock in an amount that would cause its net tangible assets to be less than $5,000,001.  However, during the preparation of the Company’s financial statements as of September 30, 2021, management determined that, notwithstanding the provision in the certificate of incorporation described above, the Class A common stock issued during the Initial Public Offering can be redeemed or become redeemable subject to the occurrence of future events considered outside the Company’s control. Therefore, management concluded that the redemption value should include all Class A common stock subject to possible redemption, resulting in the Class A common stock subject to possible redemption being equal to its redemption value. As a result, management has noted a reclassification adjustment related to temporary equity and permanent equity. This resulted in an adjustment to the initial carrying value of the Class A common stock subject to possible redemption with the offset recorded to additional paid-in capital (to the extent available), accumulated deficit and Class A common stock.

As a result of the above, the Company intends to file a current report on Form 8-K announcing that the Audit Committee, based on the recommendation of and after consultation with management, has concluded that its financial statements as of December 31, 2020 and for the period from July 14, 2020 (inception) through December 31, 2020, as reported in the Company’s Annual Report on Form 10-K/A filed on May 24, 2021, its financial statements as of and for the three months ended March 31, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed on May 24, 2021 and its financial statements as of and for the three and six months ended June 30, 2021, as reported in the Company’s Quarterly Report on Form 10-Q filed on August 12, 2021 (together, the “Impacted Filings”) should be restated because the Class A common stock subject to possible redemption should be equal to its redemption value, and to restate its financial statements accordingly. The Company intends to restate the financial statements in the Impacted Filings in the Company’s Quarterly Report on Form 10-Q for the three and nine months ended September 30, 2021. The Registrant anticipates that it will file its Form 10-Q within the five-day grace period provided by Exchange Act Rule 12b-25.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Nicholas Dermatas	(646)	446-2700
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).
Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

North Mountain Merger Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	11/16/2021	By	/s/ Nicholas Dermatas
Nicholas Dermatas
Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).